Filed by CSR plc Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company: Zoran Corporation

Commission File No: 333-173590

London, 1 August 2011

CSR PLC (“CSR”) PROPOSED MERGER WITH ZORAN CORPORATION (“ZORAN”)

CSR ANNOUNCES THAT ITS FORM F-4 HAS BEEN DECLARED EFFECTIVE BY THE U.S.

SECURITIES AND EXCHANGE COMMISSION

Commission File No.:333-173590

General Meeting of CSR Shareholders to Vote on Proposed Merger is Scheduled for 30 August 2011

CSR announces that in connection with the proposed merger between Zoran and CSR, CSR filed with the United States Securities and Exchange Commission (“SEC”) an amended Registration Statement on Form F-4 on 29 July 2011, which contains the Proxy Statement/Prospectus that will be distributed to Zoran stockholders in connection with a special meeting of Zoran stockholders. The SEC declared the Registration Statement effective at 5:30 p.m. (Eastern Daylight Time) on 29 July 2011. The mailing of the Proxy Statement/Prospectus, including notice of the special meeting and the accompanying proxy card, to Zoran stockholders is scheduled to commence today.

As previously announced on 17 June 2011, CSR and Zoran entered into an Amended and Restated Agreement and Plan of Merger under which Zoran stockholders will receive US$6.26 in cash and 0.589 ordinary shares of CSR in the form of American Depositary Shares (each an “ADS,” with each ADS representing four ordinary shares) for each share of Zoran common stock held.

A general meeting of CSR’s shareholders to vote upon the proposed merger will be held at 3:00 p.m. BST on Tuesday, 30 August 2011 at the offices of J.P. Morgan Cazenove, 20 Moorgate, London EC2R 6DA, United Kingdom. CSR expects to post a circular and notice of general meeting to its shareholders shortly.

A special meeting of Zoran stockholders to vote on the proposed merger will be held at 10:00 am (Pacific Daylight Time) on Tuesday, 30 August 2011.The purpose of the special meeting is to consider and vote upon the adoption of the merger agreement and approval of the merger.

Subject to the satisfaction of the other conditions to closing, if the merger is approved by the CSR shareholders and the Zoran stockholders at the respective meetings, the parties expect to close the merger shortly after both meetings of shareholders.

The Form F-4 can be viewed at the SEC’s website on its EDGAR database at http://www.sec.gov.

Enquiries:

CSR Contacts

Will Gardiner, Chief Financial Officer

Cynthia Alers, Director, Investor Relations

Tel: +44 (0) 1223 692000

FD (Financial Public Relations)

James Melville-Ross

Tel: +44 (0) 20 7831 3113 (GMT office hours)

Mobile: +44 (0) 7909 684 467 (out of hours)

About CSR

CSR is a leading global provider of personal wireless technology, including Bluetooth, GPS, FM and Wi-Fi, to industry leaders in consumer electronics, mobile handsets and the automotive industry. Its technology has been adopted by market leaders into a wide range of mobile consumer devices such as mobile phones, automobile navigation and telematics systems, portable navigation devices (PNDs), wireless headsets, mobile computers, mobile internet devices, GPS recreational devices, digital cameras and mobile gaming, plus a wide range of personal and commercial tracking applications. CSR is headquartered in Cambridge, UK, and has offices in Europe, Asia and North America. More information can be found at www.csr.com. Keep up to date with CSR on our blog, or follow us on Twitter at twitter.com/CSR_plc

This communication is not a prospectus as required by the Prospectus Directive of the European Parliament and of the Council of 4 November 2003 (No 2003/71/EC). It does not constitute or form part of an offer to sell or any invitation to purchase or subscribe for any securities or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the proposed merger or otherwise.

Any acceptance of, or response to, the proposed merger should be made only on the basis of the information referred to, in respect of CSR shareholders, the shareholder circular seeking the approval of CSR shareholders for the proposed merger (the “Circular”) and prospectus in connection with the admission of ordinary shares of CSR to the Official List and to trading on the London Stock Exchange (the “UK Prospectus”) to be issued by CSR or, in respect of Zoran stockholders, the amended proxy statement/prospectus (the “Proxy Statement/Prospectus”) which forms part of the amended registration statement on Form F-4 (the “Amended Registration Statement”).

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed merger involving CSR and Zoran. In connection with the proposed merger, CSR has filed with the US Securities and Exchange Commission (the “SEC”) an amended Registration Statement on Form F-4 containing a Proxy Statement/Prospectus for the stockholders of Zoran. Each of CSR and Zoran intends to file other documents with the SEC regarding the proposed merger. The definitive Proxy Statement/Prospectus was mailed on August 1, 2011 to stockholders of record of Zoran as of July 18, 2011. Shareholders of CSR and stockholders of Zoran are advised to read carefully the formal documentation in relation to the proposed merger once it has been despatched. The proposals for the proposed merger will, in respect of the CSR Shareholders, be made solely through the Circular, and, in respect of the Zoran Stockholders, be made solely through the Proxy Statement/Prospectus. Both the Circular and the UK Prospectus and the final Proxy Statement/Prospectus will contain the full terms and conditions of the way in which the proposed merger will be implemented, including details of how to vote with respect to the implementation of the proposed merger. Any acceptance or other response to the proposals should be made only on the basis of the information in respect of the CSR Shareholders, in the Circular and the UK Prospectus, or, in respect of the Zoran Stockholders, in the Proxy Statement/Prospectus.

Copies of the UK Prospectus and the Circular will, from the date of posting to CSR Shareholders, be filed with the UK Listing Authority and submitted to the National Storage Mechanism and available for inspection at www.Hemscott.com/nsm.do and available for inspection by CSR Shareholders at the offices of CSR plc, Churchill House, Cambridge Business Park, Cowley Road, Cambridge CB4 0WZ during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted), at the offices of Slaughter and May, One Bunhill Row, London, EC1Y 8YY during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) and in the Investor Centre of CSR’s website www.csr.com. Stockholders may obtain, free of charge, copies of the Proxy Statement/Prospectus and Amended Registration Statement, and any other documents filed by Zoran and CSR with the SEC in connection with the proposed merger at the SEC’s website at http://www.sec.gov and at Zoran’s website at www.zoran.com and CSR’s website www.csr.com.

BEFORE MAKING AN INVESTMENT OR VOTING DECISION, WE URGE INVESTORS OF CSR AND INVESTORS OF ZORAN TO READ CAREFULLY THE CIRCULAR, UK PROSPECTUS, PROXY STATEMENT/PROSPECTUS AND AMENDED REGISTRATION STATEMENT (INCLUDING ANY SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT CSR OR ZORAN WILL FILE WITH THE UKLA OR SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

It is anticipated that the UK Prospectus and the Circular will be made public shortly. The definitive Proxy Statement/Prospectus was mailed on August 1, 2011 to stockholders of record of Zoran as of July 18, 2011.

Important Additional Information regarding Solicitation of Zoran Proxies

Zoran and its directors and certain executive officers and CSR, its directors and officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the approval of the proposed merger. CSR has filed an amended Proxy Statement/Prospectus and the Amended Registration Statement with the SEC in connection with the solicitation of proxies to approve the proposed merger. Information regarding the names of Zoran’s directors and executive officers and their respective interests in Zoran by security holdings or otherwise is set forth in Zoran’s proxy statement relating to the 2010 annual meeting of stockholders, which may be obtained free of charge at the SEC’s website at http://www.sec.gov and Zoran’s website at http://www.zoran.com. Information about CSR’s directors and executive officers is set forth in CSR’s annual report on Form 20-F for the financial period ended 31 December 2010, which may be obtained free of charge at the SEC’s website at http://www.sec.gov and at CSR’s website at www.csr.com. Additional information regarding the interests of such potential participants is included in the amended Proxy Statement/Prospectus and the Amended Registration Statement and other relevant documents to be filed with the SEC in connection with the solicitation of proxies to approve the proposed merger.

Forward Looking Statements

This statement contains certain statements (including, statements concerning plans and objectives of management for future operations or performance, or assumptions related thereto) that are ‘forward looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995 in relation to the future financial and operating performance and outlook of CSR and Zoran Corporation (together such companies and their subsidiaries, the “Combined Group”) , as well as other future events and their potential effects on CSR and the Combined Group. These forward-looking statements can be identified by words such as ‘believes’, ‘estimates’, ‘anticipates’, ‘expects’, ‘intends’, ‘may’, ‘will’, ‘plans’, ‘should’ and other similar expressions, including statements relating to: expected developments in our product portfolio, expected revenues, expected annualised operating costs savings, expected future cash generation, expected future design wins and increase in market share, expected incorporation of our products in those of our customers, adoption of new technologies, the expectation of volume shipments of our products, opportunities in our industry and our ability to take advantage of those opportunities, the potential success to be derived from strategic partnerships, the potential impact of capacity constraints, the effect of our financial performance on our share price, the impact of government regulation, expected performance against adverse economic conditions, the expected benefits of the proposed merger with Zoran Corporation, including the expected cost, revenue, technology and other synergies from the proposed merger, the expected impact of the proposed merger for customers and end-users, business and management strategies and the expansion and growth of CSR’s and the Combined Group’s operations, potential synergies and potential savings resulting from the proposed merger with the Zoran Corporation, and other expectations and beliefs of our management.

All forward looking statements are based upon numerous assumptions regarding CSR’s and the Combined Group’s business strategies and the environment in which CSR and the Combined Group will operate and therefore involve a number of known and unknown risks, contingencies, uncertainties and other factors, many of which are beyond the control of CSR and the Combined Group.

Actual results and developments could differ materially from those expressed or implied by these forward looking statements as a result of numerous risks and uncertainties. These factors include, but are not limited to: the ability to obtain governmental approvals of the proposed merger with Zoran Corporation or to satisfy other conditions to such proposed merger on the proposed terms and timeframe; the possibility that the proposed merger with Zoran Corporation does not close when expected or at all, or that the companies may be required to modify aspects of the proposed merger to achieve regulatory approval; the ability to realize the expected synergies or savings from the proposed merger in the amounts or in the timeframe anticipated; the potential harm to customer, supplier, employee and other relationships caused by the announcement or closing of the proposed merger; the ability to integrate Zoran’s businesses into those of CSR’s in a timely and cost-efficient manner; the development of the markets for Zoran’s and CSR’s products; the Combined Group’s ability to develop and market products containing the respective technologies of Zoran and CSR in a timely and cost-effective manner; a continuing or worsening economic downturn, which could reduce demand for consumer products; risks associated with securing sufficient capacity from the third-parties that manufacture, assemble and test CSR’s and the Combined Group’s products and other risks relating to CSR’s and the Combined Group’s fabless business model; declines in the average selling prices of CSR’s and the Combined Group’s products; risks associated with existing or future litigation; costs associated with the development of new products in response to market demand; errors or failures in the hardware or software components of CSR’s and the Combined Group’s products; cancellation of existing orders or the failure to secure new orders; risks associated with acquiring and protecting intellectual property; risks relating to forecasting consumer demand for and market acceptance of CSR’s and the Combined Group’s products and the products that use CSR’s and the Combined Group’s products; increased expenses associated with new product introductions, masks, or process changes; yields that CSR’s and the Combined Group’s subcontractors achieve with respect to CSR’s and the Combined Group’s products; the cyclicality of the semiconductor industry; the potential for disruption in the supply of wafers or assembly or testing services due to changes in business conditions, natural disasters, terrorist activities, public health concerns or other factors; CSR’s and the Combined Group’s ability to manage past and future acquisitions; CSR’s and the Combined Group’s ability to protect its intellectual property; CSR’s and the Combined Group’s ability to attract and retain key personnel, including engineers and technical personnel; the difficulty in predicting future results; and other risks and uncertainties discussed in our latest Annual Report.

Each forward looking statement speaks only as of the date hereof. CSR does not undertake to release publicly any updates or revisions to any forward looking statements contained herein, otherwise than required by law.